Exhibit C

RESTRICTED SCAN LINE AREA	Please Mark your votes as indicated in this example	☒

	FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD		FOR	AGAINST	WITHHELD

1.	☐	☐	☐	6.	☐	☐	☐	11.	☐	☐	☐	16.	☐	☐	☐
2.	☐	☐	☐	7.	☐	☐	☐	12.	☐	☐	☐	17.	☐	☐	☐
3.	☐	☐	☐	8.	☐	☐	☐	13.	☐	☐	☐	18.	☐	☐	☐
4.	☐	☐	☐	9.	☐	☐	☐	14.	☐	☐	☐
5.	☐	☐	☐	10.	☐	☐	☐	15.	☐	☐	☐

Mark Here for Address	☐
Change or Comments SEE REVERSE

Signature	Signature	Date

NOTE:	Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

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1	To receive the financial statements for the year ended 30 June 2008, together with the report of the Directors and Auditors thereon
2	To declare a final dividend for the year ended 30 June 2008
3	To reappoint Andrew Griffith as a Director
4	To reappoint Daniel Rimer as a Director
5	To reappoint David Evans as a Director (Member of Remuneration Committee)
6	To reappoint Allan Leighton as a Director (Chairman of Audit Committee)
7	To reappoint James Murdoch as a Director
8	To reappoint Lord Wilson of Dinton as a Director (Chairman of Corporate Governance and Nominations Committee)
9	To reappoint David F. DeVoe as a Director
10	To reappoint Arthur Siskind as a Director (Member of Corporate Governance and Nominations Committee)
11	To reappoint Deloitte & Touche LLP as Auditors of the Company and to authorise the Directors to agree their remuneration
12	To approve the report on Directors’ remuneration for the year ended 30 June 2008
13	To authorise the Company and its subsidiaries to make political donations and incur political expenditure
14	To authorise the Directors to allot shares under Section 80 of the Companies Act 1985
15	To disapply statutory pre-emption rights (Special Resolution)
16	To increase the maximum aggregate fees permitted to be paid to Non-Executive Directors for their services in the office of Director
17	To adopt new articles of association (Special Resolution)
18	To approve the 2008 Long-Term Incentive Plan

British Sky Broadcasting Group plc

Annual General Meeting

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 pm (New York City time) on September 18, 2008)

     The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Receipt of British Sky Broadcasting Group plc registered in the name of the undersigned on the books of the Depositary as of the close of business on August 18, 2008 at the Annual General Meeting of the members of British Sky Broadcasting Group plc to be held on September 26, 2008 in respect of the resolutions specified on the reverse.

NOTE:

Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. The Depositary shall endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions or deemed instructions. If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner’s Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (x) the Company does not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the right s of holders of Shares.

(Continued and to be marked, dated and signed, on the other side)

BRITISH SKY BROADCASTING GROUP PLC
Address Change/Comments (Mark the corresponding box on the reverse side)	PROXY PROCESSING PO BOX 3549 S HACKENSACK NJ 07606-9249

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